UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

R. Randall Rollins

and

Gary W. Rollins

2170 Piedmont Street, NE, Atlanta, GA  30324

(404) 888-2201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Randall Rollins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,320,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,320,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,320,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 260174 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary W. Rollins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,320,700

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,320,700

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,320,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

The class of equity security to which this Schedule 13D relates is the Common Stock (the “Common Stock”), par value $.10 per share, of Dover Motorsports, Inc., a Delaware corporation (the “Company” or the “issuer”).  The Common Stock is publicly traded.  The ownership reflected above includes both Common Stock and Class A Common Stock.  Class A Common Stock is not publicly traded.  Class A Common Stock entitles the holder to ten (10) votes per share and is convertible at any time into shares of Common Stock on a one-for-one basis at the option of the shareholder.  As a result, under Rule 13d, a holder of Class A Common Stock is deemed to have beneficial ownership of the Common Stock which such shareholder may acquire upon conversion of the Class A Common Stock.  The percentages set forth herein assume the conversion of all shares of Class A Common Stock beneficially owned by each reporting person into Common Stock.  The principal office of the Company is located at 1131 N. DuPont Highway, Dover, Delaware  19901.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by: R. Randall Rollins; and Gary W. Rollins

(b)           The  business address of R. Randall Rollins and Gary W. Rollins is c/o Rollins, Inc., 2170 Piedmont Street, NE, Atlanta, GA  30324.

(c)           R. Randall Rollins is Chairman of the Board of Rollins, Inc, Chairman of the Board of RPC, Inc., and Chairman of the Board of Marine Products Corporation.  The address for R. Randall Rollins is c/o Rollins, Inc., 2170 Piedmont Street, NE, Atlanta, GA  30324.

                Gary W. Rollins is Chief Executive Officer, President and Chief Operating Officer of Rollins, Inc.  The address for Gary W. Rollins is c/o Rollins, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)           During the last five years, no person set forth in Item 2(a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, no person set forth in Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding, he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each person set forth in Item 2(a) above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Neither reporting person has any plans or proposals of the type requiring disclosure under this Section.

Neither reporting person has acquired or disposed of any securities in the Company since their initial 13D filing on August 20, 2002.  However, as the number of outstanding shares of Common Stock in the Company has increased due both to shares of Common Stock having been issued under the Company’s incentive plans and to certain stockholders having converted Class A Common Stock to Common Stock, this filing is being made to update the percentages previously disclosed.  In addition, this filing corrects the percentage originally disclosed on August 20, 2002 (the 13.84% should have been 13.16%).

Item 5. Interest in Securities of the Issuer.

(a)           Please refer to Items 7 through 13 on the cover pages.

                Amount beneficially owned by R. Randall Rollins: 2,320,700.  R. Randall Rollins beneficially owns 290,700 shares of Common Stock and 2,030,000 shares of Class A Common Stock or 12.3% of the Common Stock (which for purposes of this calculation is based on 16,875,426 shares of Common Stock outstanding to which have been added 2,030,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by R. Randall Rollins into shares of Common Stock).

                Amount beneficially owned by Gary W. Rollins: 2,320,700. Gary W. Rollins beneficially owns 290,700 shares of Common Stock and 2,030,000 shares of Class A Common Stock or 12.3% of the Common Stock (which for purposes of this calculation is based on 16,875,426 shares of Common Stock outstanding to which have been added 2,030,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by Gary W. Rollins into shares of Common Stock).

(b)           Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2004
Date
/s/ R. Randall Rollins
R. Randall Rollins
/s/ Gary W. Rollins
Gary W. Rollins

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

DOVER MOTORSPORTS, INC.

CUSIP NO. 260174 10 7

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is accurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute on and the same instrument.

Dated: December 22, 2004

/s/ R. Randall Rollins
R. Randall Rollins

/s/ Gary W. Rollins
Gary W. Rollins